Date:	March 16, 2009

United States
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
(202) 551-3513

Attn: H. Christopher Owings

Sent Via EDGAR

Re:	China Natural Gas, Inc.

Preliminary Information Statement on Schedule 14C

Filed January 21, 2009

File No.  000-31539

Dear Mr. Owings:

On behalf of China Natural Gas, Inc. ( the “Company” or “CNG”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated March 11, 2009, with respect to our preliminary information statement on Schedule 14C (the “Preliminary 14C”). For ease of reference, we have set forth below each of the Staff’s comments first, then followed by the Company’s responses.

We understand and agree that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff’s comments or changes to disclosure in response to Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.
We reviewed your response to comment four in our letter dated February 20, 2009 and we reissue this comment.  As of March 11, 2009, your website continued to disclose that “In May 2006, after a full SEC review, our registration was declared effective.  The Company’s required public filings are current and in good standing with the SEC.”  See http://www.naturalgaschina.com/companyProfile/c1.html.

Response:

We apologize for the oversight.  We deleted only part of the reference to SEC review and compliance last time.  Now we have completely removed it.

Stock Ownership, page 10

2.
We reviewed your response to comment three in our letter dated February 20, 2009.  Please tell us whether the “approximately 5% of the outstanding shares of the Company” owned by Xiang Ji that are subject to dispute with Yangling Bodisen Biotech Development Co., Ltd. are the same 5% included in response to comment one in our letter dated February 20, 2009 and included on your beneficial ownership table.  We may have further comment.

Response:

We confirm that the “approximately 5% of the outstanding shares of the Company” owned by Xiang Ji is not subject to dispute with Yangling Bodisen Biotech Development Co., Ltd (“Yangling”) and is the same 5% included in our response to comment one of you letter dated February 20, 2009 and included on our ownership table.  Instead, the shares owned by Yangling are subject to dispute between Xiang Ji and Yangling.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

By:	/s/ Qinan Ji
Qinan Ji

Chariman & CEO